Contact

www.linkedin.com/in/jaclyn-tracy-b3309024 (LinkedIn)

Top Skills

Public Relations
Event Planning and Coordination
Qualitative Research

Jaclyn Tracy

CEO & Founder at SISTAIN
Denver, Colorado, United States

Summary

Jaclyn Tracy has over 12-years of experience in digital measurement, marketing intelligence technology and digital/ social marketing. Her focus is on brand building, ad testing and optimization, digital creative strategy and website user experience. Prior to founding Brand Effect & SISTAIN, Jaclyn had agency experience at Epsilon and Leo Burnett.

Her goal with SISTAIN is to make a greater difference by educating, activating and making sustainable consumerism not only easier, but aspirational. Working in advertising before becoming an entrepreneur, she learned that consumer behavior can be changed. She believes success is in the collective impact, getting a whole group of people to change their behavior by committing to choosing sustainable brands, less waste and imperfect progress.

Specialties—Holistic Marketing, Design, Creative, Digital Strategy, Digital Advertising, Social Media, eCommerce, Data & Analytics

Experience

SISTAIN
Founder
May 2020 - Present (3 years 6 months)
Denver, Colorado, United States

SISTAIN | Sustainable home decor & home goods

Join the community — thesistain.com/community

Brand Effect
Founder
January 2019 - June 2022 (3 years 6 months)
Columbus, Ohio Area

BrandEffect.com — Harness the power of creativity, data and technology as one.

Brand Effect is a holistic design, marketing & strategy firm.

Citizens for Rauner, Inc.
Digital Director
June 2016 - October 2017 (1 year 5 months)

Leo Burnett
3 years

Digital Strategist
May 2015 - April 2016 (1 year)

Assisted in planning of multi-million dollar global Samsung marketing campaigns. Developed social/digital innovation pilots, which we prototyped, tested, executed and scaled to Samsung's 66 markets worldwide.

Analyst
May 2013 - June 2015 (2 years 2 months)

Conducted brand, competitive, product and other forms of online behavioral analyses with varying types of data (i.e. listening, survey, site, manually scrapped) to inform dashboard development, modeling projects, and creative for Samsung Global. Assisted in analysis and report of Samsung's social performance across all 66 markets.

Clif Bar & Company
Brand Ambassador
August 2010 - May 2015 (4 years 10 months)
Greater Chicago Area

Increased brand awareness and advocacy through sampling product at 75+ marathons, festivals, races, rides, expos and fashion events. Led 25+ successful events with an attendance of up to 1,000 individuals.

Epsilon
Social Media Analyst
June 2012 - July 2013 (1 year 2 months)
Chicago, IL

Led social insights and analytics. Analyzed, reported and presented to Epsilon clients. Assisted in creative messaging strategies and execution for AT&T and Discover Network.

World Bicycle Relief
Communications and Development

March 2011 - June 2012 (1 year 4 months)
Chicago, IL

- Expanded utilization of social media
- Tracked donor relations through salesforce database
- Assisted in the planning, execution and follow-up of high network fundraising events nationwide

Education

DePaul University

Liberal Arts & Sciences, Sociology / Advertising